SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------
                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

                MEDICAL INCOME PROPERTIES 2B LIMITED PARTNERSHIP
                            (Name of Subject Company)

                            JDF AND ASSOCIATES, LLC
               PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P.;
                           SPECIFIED INCOME FUND, L.P.
                     MACKENZIE PATTERSON SPECIAL FUND, L.P.
              MACKENZIE FUND VI, A CALIFORNIA LIMITED PARTNERSHIP;
                       STEVEN GOLD; MORAGA GOLD, LLC; AND
                                  CAL KAN, INC.

                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------

                                             Copy to:
C.E. Patterson                               Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                    Derenthal & Dannhauser
1640 School Street, Suite 100                455 Market Street, Suite 1600
Moraga, California  94556                    San Francisco, California  94105
(510) 631-9100                               (415) 243-8070

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

     This schedule is amended to incorporate a revised Exhibit (a)(3).


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Item 11.     Material to be Filed as Exhibits.

             (a)(3)  Form of Letter to Unitholders dated July 25, 1997

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                                   SIGNATURES

             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       July 25, 1997


JDF & ASSOCIATES, LLC

             By:     /s/ J. David Frantz
                     J. David Frantz, General Manager

PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P.;

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Victoriaan Tacheira
                     Victoriaann Tacheira, Senior Vice President

SPECIFIED INCOME FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Victoriaann Tacheira
                     Victoriaann Tacheira, Senior Vice President

MACKENZIE PATTERSON SPECIAL FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Victoriaann Tacheira
                     Victoriaann Tacheira, Senior Vice President

MACKENZIE FUND VI, a California Limited Partnership

By MacKenzie L.P., a California Limited Partnership, General Partner

By MacKenzie Securities Partners, Inc., General Partner

              By:    /s/Victoriaann Tacheira
                     Victoriaann Tacheira, Vice President

/s/ Steven Gold
STEVEN GOLD


MORAGA GOLD, LLC

By Moraga Partners, Inc., Managing Member

             By:     /s/ C. E. Patterson
                     C.E. Patterson, President

July 25, 1997

           TO:  MEDICAL INCOME PROPERTIES 2B, LIMITED PARTNERSHIP

      SUBJECT: OFFER TO PURCHASE 100% OF THE PARTNERSHIP UNITS FOR $28 PER UNIT

Dear Fellow Limited Partner:

     Enclosed with this letter is an offer to pay you $28 per Unit, less a $15 transfer fee which Qualicorp, the general partner of Medical Income Properties 2B charges to transfer each account, for any and all Units you own in Medical Income Properties 2B Limited Partnership ("MIP 2B"). MacKenzie Patterson, Inc. has recently been informed by Qualicorp that the transfer fee is $15 for accounts with less than 6 units and $25 for accounts with 6 or more units. The Purchasers will pay any additional transfer costs above the $15 the seller is currently paying. This offer is for 100% of the 10,907 units outstanding. MacKenzie Patterson, Inc. ("MPI") represents a group of investment entities which currently own 205 (approximately 1.9%) of MIP 2B, JDF and Associates, LLC, Previously Owned Partnerships Income Fund II, LP, Specified Income Fund,LP, MacKenzie Patterson Special Fund, LP, MacKenzie Fund VI, LP, Steve Gold and Moraga Gold, LLC, (the "Purchasers") are making this offer. The Purchaser does not intend to request a change in control or from the current general partner.

The Purchaser is interested in acquiring units of MIP 2B for investment purposes only.

As you are aware, MIP 2B has sold all of its properties and has announced plans for the liquidation of the partnership over approximately three years. Limited Partners in MIP 2B have just recently received distributions in the total amount of $878 per unit. The general partner of MIP 2B has now announced the intention of distributing only one additional payment: of up to $83 prior to July, 2000. The partnership must delay the final distribution to allow time to collect outstanding receivables, to allow Medicare to complete its audit of the cost reports for the facilities in which the partnership had an interest, and the completion of the period during which the partnership must indemnify the purchaser of the partnership's properties for certain potential claims. MIP 2B's general partner has expressed the belief that while there are significant risks that something less than the estimated receivables will actually be collected, and further that Medicare may make claims against the partnership larger than anticipated, notwithstanding the Purchasers believe that the general partner's estimates are sufficiently conservative to support the likelihood that the projected distribution amounts will be achieved.

The Purchasers are interested in acquiring the rights to receive the final distribution, and are willing to pay cash now to limited partners who wish to terminate their investment rather than to await this final distribution.

The Purchasers recognize that the potential benefits from change in taxation for an individual limited partner is a complex matter, and can be impacted by a limited partners circumstances unrelated to the partnership. In fact, if units are held in an IRA or Qualified Plan account, there will be no TAX benefits from a sale and thus the economics of the transaction are materially less for such investors. Therefore, we have asked that the Certified Public Accounting firm of Cates, Moore and Regalia prepare projections of the impact for a limited partner who sells to the Purchasers. The Projections are included in the Offering Material included with this letter as Exhibit A. The Purchasers encourage each limited partner to review this Offer and the accompanying tax projections with their own tax counsel to be certain of the ultimate tax impact.

Based upon hypothetical results to an average unit holder (see Exhibit A) the Purchasers' offer represents between a 15% and 34% discount to the present value of the expected distributions and tax benefits depending upon a taxpayers tax bracket and using an 10% "cost of money" assumption. That is, if one considers the time value of having cash today versus receiving the benefits from the partnership over the next three years, then the Purchasers' offer is only between 15 to 34% less than the present value of those benefits. The Purchaser believes that these discounts are quite small relative to the risks of collection of MIP 2B's remaining receivables and to the normal 35-50% discounts accorded to most limited partnership units traded on the secondary market. The reason the Purchase Offer discount can be relatively low to the present value of the future distributions lies in the timing of the taxation and the distributions relative to the limited partnership interests in the partnership.

         In the final analysis, the relative benefits of selling to the Purchasers or holding until liquidation are very small to most limited partners. The average holding by limited partners of the partnership is fewer than 11 units!. The amount of expected distributions over the next three years is only $83 per unit. The difference between the cash received by holding rather than selling will be a relatively small dollar amount for most investors. MPI believes that most investors would rather terminate their investment in 1997 rather than waiting an additional three years during which time three additional years of K-1s or other tax information will have to be filed, filings which may result in additional accounting costs for investors and thus greatly diminish the net benefits from their investment.

Limited partners should bear in mind that 1997 will be the last year in which a selling limited partner will have to file tax information regarding the partnership, a fact which should result in significant savings in tax preparation expenses for most partners.

Limited partners should also be aware that the partnership's GP has stated that they will consider re-submitting a filing with the SEC requesting permission to substantially diminish reporting to the SEC. The general partner expects that if such permission is granted that transfer of the limited partnership units will generally be prohibited following 1997.

Limited Partners should be clear that the Purchasers are making this offer with the intent of making a profit on the acquisition of the units. However, the economics of the investment for the Purchasers are different than for the existing limited partners because the Purchasers will not be impacted by taxation until the partnership liquidates. The Purchasers are buying only the potential to receive $83 over three years for a price of $28, and, in spite of not insignificant risks that the amount received will be substantially different than $83, is willing to make the offer so that it might enjoy the potential profits.

The Purchasers believe that their Offer represents an excellent alternative to existing limited partners who wish to receive current benefits of approximately $54 per unit rather than continue to hold their investment for another three years. (See Exhibit A, Column #2) There are other meaningful risks associated with accepting the Purchasers' Offer. These risks are detailed on Page 1 and 2 of the Offering materials enclosed herewith. Please review these carefully before making your decision.

The formal Offer to Purchase enclosed provides more details on all aspects of the Offer.

We encourage you to review our offer and act promptly as the Offer to Purchase will expire on September 1, 1997, unless extended.

A transmittal letter (in blue) is also enclosed which you can use for accepting the offer. Please execute this document and return it in the enclosed envelope. Please call us at (800) 854-8357 ext. 206 if you have any questions.

Respectfully submitted,


C.E. Patterson
President of MacKenzie Patterson, Inc.